KW 3/6/14

14046217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Global Equity Sales LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 5TH Avenue - Suite 602
(No. and Street)

New York NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGI Repetti LLP
(Name – *if individual, state last, first, middle name*)

500 5TH Avenue, New York, NY 10110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/18/14

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales LLC, as of Dec 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in Westchester County
My Commission Expires October 03, 2017

Robert Ilaria
Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mgi Repetti

UOB GLOBAL EQUITY SALES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

UOB GLOBAL EQUITY SALES LLC

CONTENTS

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT

To the Member of
UOB Global Equity Sales LLC

Report on Financial Statements

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC (the "Company") which comprise the statements of financial condition as December 31, 2013 and 2012 and the related statements of income, member's equity, and cash flows and the related notes to the financial statements for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages ten through fifteen is required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages ten through fifteen has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages ten through fifteen is fairly stated in all material respects in relation to the financial statements as a whole.

MGI Repetti LLP

New York, New York
February 14, 2014

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 3,498,808	$ 1,938,279
Receivables from customers	1,517,914	530,081
Total Assets	$ 5,016,722	$ 2,468,360
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 581,311	$ 114,318
Due to affiliate	100,101	100,101
Total Current Liabilities	681,412	214,419
MEMBER'S EQUITY	4,335,310	2,253,941
Total Liabilities and Member's Equity	$ 5,016,722	$ 2,468,360

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Incentive fees	$ 1,749,537	$ 162,437
Management fees	2,174,843	1,568,085
Interest income	2,437	3,648
Net Revenues	3,926,817	1,734,170
EXPENSES		
Payroll and benefits	1,087,212	1,087,212
Discretionary bonus	520,031	89,678
Unincorporated business taxes	42,279	5,640
Meals and entertainment	30,000	30,000
Travel	30,000	30,000
Rent	18,000	18,000
Professional fees	43,069	43,323
Compliance fees	14,500	12,000
Administration fees	36,000	36,000
Licenses and fees	19,734	22,508
Other	4,623	1,099
Total Expenses	1,845,448	1,375,460
Net Income	$ 2,081,369	$ 358,710

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Member's equity - January 1	$ 2,253,941	$ 3,895,231
Member's distributions	-	(2,000,000)
Net income	2,081,369	358,710
Member's Equity - December 31	$ 4,335,310	$ 2,253,941

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,081,369	$ 358,710
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in current operating items:		
(Increase) Decrease in receivables from customers	(987,833)	(156,869)
(Decrease) in accrued expenses	466,993	(6,412)
Net Cash Provided By Operating Activities	1,560,529	195,429
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	-	(2,000,000)
Net Increase (Decrease) in Cash	1,560,529	(1,804,571)
Cash - Beginning of Year	1,938,279	3,742,850
Cash - End of Year	$ 3,498,808	$ 1,938,279

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

UOB Global Equity Sales LLC (the "Company") was established as a Limited Liability Company in the State of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC.

The Company's activities have been limited to acting as a placement agent for alternative investments, including but not limited to hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer's securities. The Company's principal business office is located in New York City.

b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recognized as earned and expenses are recognized as incurred.

c) Use of Estimates

The preparation financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Accounts Receivable

The Company carries its accounts receivable at cost net of an allowance for doubtful accounts, if necessary. In evaluating the collectability of an individual balance, the Company considers many factors, including the age of the balance, historical collection experience, the customer's credit worthiness and current economic trends. The Company has no allowance for doubtful accounts as of December 31, 2013 and 2012.

UOB GLOBAL EQUITY SALES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes

As a single-member Limited Liability Company ("LLC"), the Company is considered a disregarded entity for Federal, New York State and NYC Unincorporated Business tax purposes. An allocated provision for New York City Unincorporated Business Tax has been made for the years ended December 31, 2013 and 2012 of $42,279 and $5,640 respectively.

Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are generally included as a component of income tax expense. The Company does not have any uncertain tax positions.

2. RELATED PARTIES

The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent"). The Company has an agreement with its Parent for the use of its office facilities and management personnel on a month-to-month basis. The Company paid to its Parent $1,087,212 for each of the years ended December 31, 2013 and 2012, in accordance with this agreement. In addition, bonuses of $520,031 and $89,678 payable to the Company's management have been accrued in the financial statements for the years ended December 31, 2013 and 2012, respectively. Bonuses are payable at the discretion of management. The amount due to the Parent company is $100,101 as of December 31, 2013 and 2012.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2013 and 2012, the Company's net capital was $3,337,428 and $1,723,860, respectively, compared to a minimum requirement of $45,427 and $14,295, respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists principally of cash in excess of FDIC insured limits and accounts receivable.

4. CONCENTRATION OF CREDIT RISK (cont'd)

The Company maintains its cash with various financial institutions. The Company monitors the credit quality of these financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of December 31, 2013 were approximately $3,251,000.

Concentrations of credit risk with respect to accounts receivable are with other investment advisors. The Company reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisory, historical trends and other information.

5. SUBSEQUENT EVENTS

The company has evaluated subsequent event transactions for the potential recognition or disclosure in the financial statements through February 14, 2014, the date that the financial statements were available to be issued.

The discretionary bonuses due to employees at year end December 31, 2013 were paid on January 31, 2014.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL	$ 4,335,310	$ 2,253,941
Non-allowable assets	(1,517,914)	(530,081)
Other additions: discretionary bonus	520,031	-
Tentative net capital	3,337,427	1,723,860
Rounding	1	-
Net Capital per Rule 15c3-1	$ 3,337,428	$ 1,723,860
Aggregate Indebtedness		
Accrued expenses and due to affiliate	$ 681,412	$ 214,419
Computation of Basic Net Capital Requirements	$ 45,427	$ 14,295
Excess Net Capital	$ 3,292,001	$ 1,709,565
Ratio of Aggregate Indebtedness to Net Capital	0.20 to 1	0.12 to 1

See independent auditors' report and accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

DECEMBER 31, 2013 AND 2012

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as amended by UOB Global Equity Sales LLC in Part IIA of the Form X-17A-5 filed for the years ended December 31, 2013 and 2012.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013 AND 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(i) of that rule.

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of UOB Global Equity Sales, LLC

In planning and performing our audit of the financial statements of UOB Global Equity Sales LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

New York, New York
February 14, 2014

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT ACCOUNTANTS' REPORT ON SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of UOB Global Equity Sales, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2013, which were agreed to by UOB Global Equity Sales, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences; and

2. Compared the amounts reported on the audited amended Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

New York, New York
February 14, 2014